================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934


                              THE FINOVA GROUP INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                    317928109
--------------------------------------------------------------------------------
                                 (CUSIP number)


                                JOSEPH A. ORLANDO
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010

                                 WITH A COPY TO:

                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES, LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                 AUGUST 21, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.


                         (Continued on following pages)
                              (Page 1 of 22 pages)

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NY2:\1067539\05\MVPV05!.DOC\76830.0246

----------------------------------------------------------------------------------                ---------------------------------
CUSIP No.  317928109                                                                    13D
----------------------------------------------------------------------------------                ---------------------------------

---------------------- ----------------------------------------------------------- ------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Berkadia LLC
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (a) [x]
                                                                                                                          (b) [_]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      BK (see Item 3)

---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):            [_]
---------------------- ----------------------------------------------------------- ------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Delaware

----------------------------------- -------- ---------------------------------------------------- ---------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   -0-
              SHARES
                                    -------- ---------------------------------------------------- ---------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 61,020,581 (see Items 5 and 6)
             OWNED BY
                                    -------- ---------------------------------------------------- ---------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              -0-
            REPORTING
                                    -------- ---------------------------------------------------- ---------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            61,020,581 (see Items 5 and 6)

---------------------- -------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   61,020,581 (see Items 5 and 6)

---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [_]

---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  50%

---------------------- ----------------------------------------------------------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   OO         (Limited Liability Company)

---------------------- ----------------------------------------------------------- ------------------------------------------------



                                       2

----------------------------------------------------------------------------------                ---------------------------------
CUSIP No.  317928109                                                                    13D
----------------------------------------------------------------------------------                ---------------------------------

---------------------- ----------------------------------------------------------- ------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Berkadia Management LLC
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (a) [x]
                                                                                                                        (b) [_]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
---------------------- ----------------------------------------------------------- ------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Delaware

----------------------------------- -------- ---------------------------------------------------- ---------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   -0-
              SHARES
                                    -------- ---------------------------------------------------- ---------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 61,020,581 (see Items 5 and 6)
             OWNED BY
                                    -------- ---------------------------------------------------- ---------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              -0-
            REPORTING
                                    -------- ---------------------------------------------------- ---------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            61,020,581 (see Items 5 and 6)

---------------------- -------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                    61,020,581 (see Items 5 and 6)

---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [_]

---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   50%

---------------------- ----------------------------------------------------------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   OO         (Limited Liability Company)

---------------------- ----------------------------------------------------------- ------------------------------------------------




                                       3

----------------------------------------------------------------------------------                ---------------------------------
CUSIP No.  317928109                                                                    13D
----------------------------------------------------------------------------------                ---------------------------------

---------------------- ----------------------------------------------------------- ------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   WMAC Investors, Inc.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                               (a) [x]
                                                                                                                       (b) [_]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
---------------------- ----------------------------------------------------------- ------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Delaware

----------------------------------- -------- ---------------------------------------------------- ---------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   -0-
              SHARES
                                    -------- ---------------------------------------------------- ---------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 61,020,581 (see Items 5 and 6)
             OWNED BY
                                    -------- ---------------------------------------------------- ---------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              -0-
            REPORTING
                                    -------- ---------------------------------------------------- ---------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            61,020,581 (see Items 5 and 6)

---------------------- -------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   61,020,581 (see Items 5 and 6)

---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [_]

---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  50%

---------------------- ----------------------------------------------------------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- ------------------------------------------------




                                       4

----------------------------------------------------------------------------------                ---------------------------------
CUSIP No.  317928109                                                                    13D
----------------------------------------------------------------------------------                ---------------------------------

---------------------- ----------------------------------------------------------- ------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   WMAC Investment Corporation
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (a) [x]
                                                                                                                      (b) [_]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):            [_]
---------------------- ----------------------------------------------------------- ------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Wisconsin

----------------------------------- -------- ---------------------------------------------------- ---------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   -0-
              SHARES
                                    -------- ---------------------------------------------------- ---------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 61,020,581 (see Items 5 and 6)
             OWNED BY
                                    -------- ---------------------------------------------------- ---------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              -0-
            REPORTING
                                    -------- ---------------------------------------------------- ---------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            61,020,581 (see Items 5 and 6)

---------------------- -------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   61,020,581 (see Items 5 and 6)

---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                          [_]

---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  50%

---------------------- ----------------------------------------------------------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- ------------------------------------------------




                                       5

----------------------------------------------------------------------------------                ---------------------------------
CUSIP No.  317928109                                                                    13D
----------------------------------------------------------------------------------                ---------------------------------

---------------------- ----------------------------------------------------------- ------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Phlcorp, Inc.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (a) [x]
                                                                                                                        (b) [_]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):            [_]
---------------------- ----------------------------------------------------------- ------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Pennsylvania

----------------------------------- -------- ---------------------------------------------------- ---------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   -0-
              SHARES
                                    -------- ---------------------------------------------------- ---------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 61,020,581 (see Items 5 and 6)
             OWNED BY
                                    -------- ---------------------------------------------------- ---------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              -0-
            REPORTING
                                    -------- ---------------------------------------------------- ---------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            61,020,581 (see Items 5 and 6)

---------------------- -------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   61,020,581 (see Items 5 and 6)

---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [_]

---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  50%

---------------------- ----------------------------------------------------------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- ------------------------------------------------




                                       6

----------------------------------------------------------------------------------                ---------------------------------
CUSIP No.  317928109                                                                    13D
----------------------------------------------------------------------------------                ---------------------------------

---------------------- ----------------------------------------------------------- ------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Leucadia National Corporation
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (a) [x]
                                                                                                                      (b) [_]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
---------------------- ----------------------------------------------------------- ------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       New York

----------------------------------- -------- ---------------------------------------------------- ---------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   -0-
              SHARES
                                    -------- ---------------------------------------------------- ---------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 61,020,581 (see Items 5 and 6)
             OWNED BY
                                    -------- ---------------------------------------------------- ---------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              -0-
            REPORTING
                                    -------- ---------------------------------------------------- ---------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            61,020,581 (see Items 5 and 6)

---------------------- -------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   61,020,581 (see Items 5 and 6)

---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [_]

---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  50%

---------------------- ----------------------------------------------------------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- ------------------------------------------------


Item 1.              Security and Issuer.
                     -------------------

                     This Statement on Schedule 13D relates to the common stock, $0.01 par value per share (the "Company Common Stock"), of The FINOVA Group Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 4800 North Scottsdale Road, Scottsdale, AZ 85251.

Item 2.              Identity and Background.
                     -----------------------

                     This Statement is being filed by Leucadia National Corporation ("Leucadia"), and its subsidiaries, Phlcorp, Inc. ("Phlcorp"), WMAC Investment Corporation ("WMAC"), a direct subsidiary of Phlcorp and WMAC Investors, Inc. ("WMAC II"), a direct subsidiary of WMAC (collectively, the "Leucadia Parties"), together with Berkadia Management LLC ("Berkadia Management"), a Delaware limited liability company, the members of which are BH Finance LLC ("BF"), an indirect subsidiary of Berkshire Hathaway Inc. ("Berkshire"), and WMAC, and Berkadia LLC ("Berkadia"), a Delaware limited liability company the members of which are WMAC II, Berkadia Management and BHF Berkadia Member, Inc. ("BHF"), an indirect subsidiary of Berkshire. As discussed in Items 3, 4, 5 and 6 below, the Leucadia Parties, Berkadia, Berkadia Management and Berkshire are members of a group with respect to the Company Common Stock. The Leucadia Parties, Berkadia and Berkadia Management are making this separate filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended, and the Leucadia Parties are solely responsible for the information contained in this separate filing, except for information with respect to Berkadia and Berkadia Management. Berkadia and Berkadia Management are Reporting Persons in this Schedule 13D but do not assume any responsibility for information contained herein with respect to the Leucadia Parties. Berkshire and its subsidiaries are filing a separate Schedule 13D with respect to the Company Common Stock (the "Berkshire 13D") that will include Berkadia and Berkadia Management as reporting persons. The information in this
Schedule 13D and in the Berkshire 13D with respect to Berkadia and Berkadia Management is duplicative out of necessity and does not reflect the acquisition of additional shares of Company Common Stock. For purposes of this statement, Leucadia, Phlcorp, WMAC, WMAC II, Berkadia Management and Berkadia are sometimes collectively referred to as the "Beneficial Owners."

                     (a)-(c) Berkadia is a Delaware limited liability company with its principal office at 1440 Kiewit Plaza, Omaha, Nebraska 68131. Berkadia was formed to provide a vehicle for Berkshire and Leucadia to make a loan to Finova Capital Corporation ("FNV Capital") in connection with the restructuring of its debt and to arrange a bank facility to finance such loan. The manager of Berkadia is Berkadia Management and the members are WMAC II, BHF and Berkadia Management.

                     Berkadia Management is a Delaware limited liability company with its principal place of business at 140 Kiewit Plaza, Omaha, Nebraska 68131. Berkadia Management was created solely to act as manager of and to hold its membership interest in Berkadia. Berkadia Management is managed by its members, WMAC and BF.

                     WMAC II is a Delaware corporation with its principal office at 315 Park Avenue South, New York, New York 10010. WMAC II is a company the sole business of which is owning the membership interest in Berkadia. All of its outstanding common shares are owned by WMAC.

                     WMAC is a Wisconsin corporation with its principal office at 2 Plaza East, 330 E. Kilbourne Ave., Suite 1280, Milwaukee, Wisconsin 53202. WMAC is a holding company for certain of Leucadia's investments and operations. All of its outstanding common shares are owned by Phlcorp.

                     Phlcorp is a Pennsylvania corporation with its principal office at 2 Plaza East, 330 E. Kilbourne Avenue, Suite 1280, Milwaukee, WI 53202. Phlcorp is a holding company through which Leucadia conducts certain of its operations. All of its outstanding common shares are owned by Leucadia.

                     Leucadia is a New York corporation with its principal office at 315 Park Avenue South, New York, New York 10010. Leucadia is a holding company principally engaged in a variety of businesses, including banking and lending, property and casualty insurance, manufacturing, winery operations, real estate activities and precious metals mining. Approximately 34.9% of the common shares of Leucadia outstanding at April 11, 2001 (including shares issuable pursuant to currently exercisable warrants) is beneficially owned (directly and through family members) by Ian M. Cumming, Chairman of the Board of Directors of Leucadia, and Joseph S. Steinberg, a director and President of Leucadia (excluding an additional 2.0% of the common shares of Leucadia beneficially owned by trusts for the benefit of Mr. Steinberg's children, as to which Mr. Steinberg disclaims beneficial ownership). Private charitable foundations independently established by each of Messrs. Cumming and Steinberg each beneficially own less than one percent of the outstanding common shares of Leucadia. Mr. Cumming and Mr. Steinberg each disclaim beneficial ownership of the common shares of Leucadia held by their respective private charitable foundation. Mr. Cumming and Mr. Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of Leucadia.

                     The following information with respect to each executive officer and director of the Beneficial Owners and Leucadia is set forth in Schedule A hereto: (i) name, (ii) business address, (iii) citizenship, (iv) present principal occupation or employment and (v) name of any corporation or other organization in which such employment is conducted.

                     (d)-(f) During the last five years, none of the Beneficial Owners and, to their knowledge, none of the other persons identified pursuant to Paragraphs (a) through (c) of this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. To the knowledge of the Beneficial Owner, each of the individuals identified pursuant to Paragraphs (a) through (c) of this Item 2 is a United States citizen.

Item 3.              Source and Amount of Funds or Other Consideration.
                     -------------------------------------------------

                     The 61,020,581 Shares of Company Common Stock (the "Shares") were issued to Berkadia pursuant to the Third Amended and Restated Joint Plan of Reorganization of Debtors Under Chapter 11 of the Bankruptcy Code, as amended and supplemented (the "Plan") filed by the Company and eight of its subsidiaries (collectively, the "Debtors") with the U.S. Bankruptcy Court. The U.S. Bankruptcy Court entered a confirmation order with respect to the Plan on August 10, 2001. Pursuant to the Plan, on August 21, 2001, the effective date of the Plan (the "Effective Date"), among other things, (i) Berkadia extended a $5,600,000,000 loan to the Company's subsidiary, FNV Capital, on a senior secured basis (the "Berkadia Loan"), (ii) the Company and substantially all of its subsidiaries other than FNV Capital guaranteed FNV Capital's repayment of the Berkadia Loan, (iii) the Company issued the Shares to Berkadia, and (iv) the Company commenced the distributions to creditors of and holders of interests in the Debtors pursuant to the Plan, including the issuance of senior notes (the "New Senior Notes") by the Company. The Third Amended and Restated Disclosure Statement with Respect to Joint Plan of Reorganization of Debtors Under Chapter 11 of the Bankruptcy Code (the "Disclosure Statement"), which includes the text of the Third Amended and Restated Joint Plan of Reorganization dated June 13, 2001 (the "June 13 Plan"), and the Revised Technical Amendments to Third Amended and Restated Joint Plan of Reorganization (which together with the June 13 Plan are collectively referred to herein as the "Plan") are filed as Exhibit 2 and
Exhibit 3 hereto, respectively, and are incorporated herein by reference.

                     Berkadia financed the Berkadia Loan and acquired the Shares with funds drawn under a $5,600,000,000 principal amount loan facility from a group of lenders with Fleet Securities, Inc. as administrative agent (the "Fleet Facility"). The Fleet Facility is secured by a pledge of the $5,600,000,000 secured promissory note from FNV Capital to Berkadia issued pursuant to the Berkadia Loan. Leucadia has guaranteed repayment of the Fleet Facility on a primary basis as to 10% of the Fleet Facility (the "Leucadia Guaranty"), and Berkshire has guaranteed repayment of the Fleet Facility on a primary basis as to 90% of the Fleet Facility, with a secondary guarantee of Leucadia's 10% primary guarantee (the "Berkshire Guaranty"). The Fleet Facility is filed as
Exhibit 4 hereto and is incorporated herein by reference. The Leucadia Guaranty and the Berkshire Guaranty are filed as Exhibit 5 and Exhibit 6 hereto, respectively, and are incorporated herein by reference.


Item 4.              Purpose of the Transaction.
                     --------------------------

                     Berkadia's purpose in entering into these transactions was to obtain the opportunity to profit from refinancing the Company. The following description of certain portions of the Plan and the documents implementing the

Plan is qualified in its entirety by reference to (i) the Disclosure Statement,
(ii) the Plan, (iii) the New Senior Notes Indenture between the Company and The Bank of New York, as trustee, filed as Exhibit 7 hereto, and (iv) the Credit Agreement between FNV Capital and Berkadia, filed as Exhibit 8 hereto, all of which are incorporated herein by reference.

                     Pursuant to the Plan, on August 21, 2001, Berkadia extended the Berkadia Loan to FNV Capital which, together with the Debtors' cash on hand and the issuance by the Company of the New Senior Notes to holders of claims against or interests in the Debtors, enabled the Debtors to restructure their debt.

                     Pursuant to the Plan, the Company's Board of Directors was reorganized as of the Effective Date, and Berkadia (through Management, its manager) exercised its right to designate four (4) of the initial directors, which constitutes a majority of the initial reorganized Board of Directors of the Company as of the Effective Date. Under the Berkadia Management LLC Operating Agreement, filed as Exhibit 9 hereto and incorporated herein by reference, BF nominated two of these four directors and WMAC nominated the other two. Under the Plan, two members of the initial reorganized Board of Directors of the Company are directors who were serving on the Company's Board of Directors prior to the Effective Date and one new director was designated by the Official Committee of Creditors of the Debtors. Pursuant to the Plan, the bylaws of the Company were amended on the Effective Date to provide that so long as at least $500,000,000 in aggregate principal amount of New Senior Notes are outstanding (excluding New Senior Notes held by affiliates of the Company), the holders of New Senior Notes unaffiliated with the Company (the "Unaffiliated Note Holders") shall be allowed to designate the nominee for any replacement or successor to the director designated by the creditors of the Company pursuant to the terms of the Plan to serve on the Company's Board of Directors (such director and any successor referred to herein as the "Note Holder Designee"). As further described in Item 6, Berkadia, Leucadia, Berkshire and the Company have entered into a Voting Agreement, which is filed as Exhibit 10 hereto and incorporated herein by reference, by which Berkadia is obligated to vote for the election of the Note Holder Designee, as well as for removal of such Note Holder Designee if directed by the Unaffiliated Note Holders.

                     Pursuant to the Plan, under a ten year Management Services Agreement with Leucadia and its subsidiary, Leucadia International Corporation, a Utah corporation, Leucadia will be responsible for the general management of the Company, subject to the authority of the Company's Board of Directors, and has designated its employees to act as Chairman of the Board and President of the Company. Berkshire shares in the fees received by Leucadia under the Management Services Agreement.

                     Under the terms of the Berkadia Loan, the Company will not be permitted to pay any dividends or repurchase any common stock unless agreed to by Berkadia and otherwise permitted by the terms of the New Senior Notes. For so long as any of the New Senior Notes are outstanding, there will not be any dividends made on, or repurchase of, Company Common Stock other than as permitted by the terms of the New Senior Notes. The New Senior Notes provide that: (a) after payment in full of the Berkadia Loan, making payments or funding reserves required prior to making an interest payment on the New Senior Notes (as described above), paying accrued interest on the New Senior Notes and optional purchases of New Senior Notes in permitted amounts, ninety-five percent (95%) of the remaining "available cash" will be used to make semi-annual prepayments of principal on the New Senior Notes and five percent (5%) will be used for distributions to and/or repurchases of stock from the Company's stockholders; and (b) after payment in full of the outstanding principal of the New Senior Notes, optional purchases of New Senior Notes in permitted amounts, and payments to holders of Company Common Stock in an aggregate amount equal to 5.263% of the aggregate principal amount of New Senior Notes issued pursuant to the Plan, ninety-five percent (95%) of any "available cash" will be used to pay contingent interest to holders of New Senior Notes in an aggregate amount of up to $100 million (as such amount may be reduced to reflect a decrease in the principal amount of New Senior Notes outstanding as a result of repurchases (but not prepayments or repayments) by the Company) and five percent (5%) of such remaining "available cash" will be used for distributions to and/or repurchase of stock from Company stockholders. Contingent interest payments will terminate fifteen (15) years after the Effective Date of the Plan. The reorganized Board of Directors of the Company will adopt procedures in connection with any non-pro rata purchase of Company Common Stock neither to prefer nor to discriminate against Berkshire and Leucadia in any such purchases.

                     As contemplated by the Plan, on the Effective Date, the Company issued the Shares to Berkadia, representing 50% of the equity of the Company outstanding as of the Effective Date after giving effect to the Company Common Stock issued pursuant to the Plan, resulting in a total of 122,041,162 shares of Company Common Stock being issued and outstanding as of the Effective Date.

                     The Plan calls for additional Company Common Stock to be issued to satisfy final judgments, if any, for plaintiffs in an existing securities litigation suit against the Company. For all issuances of stock described herein relating to the securities litigation, holders of allowed claims will receive stock having a value, as determined by the Bankruptcy Court, equal to the amount of such claims that was not covered by applicable insurance policies. In the event that any additional Company Common Stock is issued, Berkadia shall contemporaneously receive additional Company Common Stock in the amount that it would have received if such issuances had occurred before the Effective Date.

                     Pursuant to the Plan, the Company's post-confirmation business plan does not contemplate any new business activities related to new customers. The Plan provides that while other activities may be initiated or undertaken in the future, the main objective of the Company's post-confirmation business plan is to maximize the value of its portfolio through the orderly liquidation of the portfolio over time.

                     Pursuant to the Plan, the Certificate of Incorporation of the Company was amended on the Effective Date, among other things, to prohibit the Company from issuing non-voting equity securities and to impose certain restrictions on the transfer of the Company's equity securities, applicable to persons who are or become (under applicable tax rules) five-percent shareholders of the Company, without the prior written approval of the Company's Board of Directors. By resolution of the Company's Board of Directors, these transfer restrictions do not apply to any of the Shares owned by Berkadia or its affiliates.

                     Additional information is included in the responses to Items 3 and 6 of this Schedule 13D, which Items are incorporated herein by reference.

                     Except as set forth above, the Beneficial Owners have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.              Interest in Securities of the Issuer.
                     ------------------------------------

                     (a) As of August 21, 2001, the Beneficial Owners beneficially owned the following shares of Company Common Stock:

                            (i) Berkadia is the direct owner of 61,020,581
shares of Common Stock representing approximately 50% of the 122,041,162 shares of Company Common Stock of the Company outstanding after giving effect to issuances of Company Common Stock pursuant to the Plan (the "Outstanding Shares").

                            (ii) By virtue of its membership interests in
Berkadia, (although WMAC II has no power to vote the shares because it has delegated this power to Berkadia Management) for purposes of this Schedule 13D, WMAC II may be deemed to share dispositive power with respect to Company Common Stock owned of record by Berkadia and therefore may be deemed to be a beneficial owner of the shares of Common Stock beneficially owned by Berkadia.

                            (iii) By virtue of its membership interests in
Berkadia, for purposes of this Schedule 13D, Berkadia Management may be deemed to share voting and dispositive powers with respect to Company Common Stock owned of record by Berkadia and therefore may be deemed to be a beneficial owner of the shares of Company Common Stock beneficially owned by Berkadia.

                            (iv) By virtue of its ownership of membership
interests in Berkadia Management and all of the outstanding shares of WMAC II, for purposes of this Schedule 13D, WMAC may be deemed to share voting and dispositive powers with respect to Company Common Stock owned of record by Berkadia and therefore may be deemed to be a beneficial owner of the shares of Company Common Stock beneficially owned by Berkadia Management and WMAC II.

                            (v) By virtue of its ownership of all of the
outstanding shares of WMAC, for the purposes of this Schedule 13D, Phlcorp may be deemed to share voting and dispositive powers with respect to Company Common Stock owned of record by Berkadia, and therefore may be deemed to be a beneficial owner of all of the shares of Company Common Stock beneficially owned by WMAC.

                            (vi) By virtue of its ownership of all of the
outstanding shares of Phlcorp, for purposes of this Schedule 13D, Leucadia may be deemed to share voting and dispositive power with respect to Company Common Stock owned of record by Berkadia, and therefore may be deemed to be a beneficial owner of all of the shares of Company Common Stock beneficially owned by Phlcorp.

                            (vii) By virtue of their ownership of Leucadia
common shares and their positions with Leucadia, for purposes of this Schedule 13D, Mr. Cumming and Mr. Steinberg may be deemed to share voting and disposition powers with respect to Company Common Stock beneficially owned by Berkadia and therefore may be deemed to be beneficial owners of all of the shares of Company Common Stock beneficially owned by Leucadia.

                            (viii) Except as set forth in Paragraph (i) through
(vi) of this Item 5(a), to the best knowledge of the Beneficial Owners, none of the other persons identified pursuant to Item 2 above beneficially owns any shares of Company Common Stock.

                     (b) Item 5(a) is incorporated herein by reference. Subject to the provisions of the operating agreements of Berkadia and Berkadia Management, the Beneficial Owners may be deemed to share voting and dispositive powers with respect to the shares of Company Common Stock beneficially owned by with Berkshire and the other reporting persons reflected in the Berkshire 13D.

                     (c) Except as otherwise described herein, none of the persons identified pursuant to Item 2 above has effected any transactions in Company Common Stock during the past sixty days.

                     (d) Not applicable.

                     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
                     --------------------------------------------------------

                     Berkadia has entered into a Registration Rights Agreement with the Company by which the Company has granted Berkadia certain rights to obligate the Company to register for sale under the Securities Act of 1933, as amended, the shares of Company Common Stock issued to Berkadia or its affiliates in connection with the Plan (including the Shares). The Registration Rights Agreement is filed as Exhibit 10 hereto, and is incorporated herein by reference.

                     Leucadia, Berkshire, Berkadia and the Company have entered into a Voting Agreement by which, among other things, Leucadia and Berkshire agree to cause Berkadia to vote for the election of the Note Holder Designee. Also under the Voting Agreement, Leucadia and Berkshire agree to cause Berkadia to vote to remove the Note Holder Designee if the Unaffiliated Note Holders so direct. The obligations of Leucadia and Berkshire under the Voting Agreement are subject to certain termination provisions. The Voting Agreement is filed as
Exhibit 11 hereto, and is incorporated herein by reference.

                     The First Amended and Restated Berkadia LLC Operating Agreement (the "Berkadia Agreement") provides that except in the event of a liquidation of the Company or as otherwise unanimously agreed by Berkadia's members, Company Common Stock shall be transferred and delivered to, held directly by, and not distributed by, Berkadia. Under the Berkadia Agreement, Berkadia further agrees to vote its Company Common Stock in such manner as determined by Management, its manager, and any directors that Berkadia is entitled to, or has the power to, elect or otherwise nominate or designate to the Company's Board of Directors, shall be elected, nominated or designated by Management pursuant to the terms of the Berkadia Management LLC Operating Agreement described below. The Berkadia Agreement further provides that Member is entitled to 20% of proceeds from the Company Common Stock, WMAC Investors, Inc. is entitled to 20% and Management is entitled to 60% (each being that member's "Member Stock Percentage"). Upon a liquidation of Berkadia, Company Common Stock shall be distributed to the members in-kind in accordance with the Member Stock Percentages. Under the Berkadia Agreement, unless waived by the members, a liquidation will occur if (among other things) the Berkadia Loan and the Fleet Facility are paid in full. The Berkadia Agreement also provides that if a member or its affiliate desires to acquire additional securities or interests in bank loans of the Company or its affiliates, then the member or its affiliate may not proceed with such transaction unless the other member is afforded a reasonable opportunity to acquire one-half of such securities or interests in bank loans on the same terms (excluding New Senior Notes acquired through BF's tender offer). The Berkadia Agreement is filed as Exhibit 12 hereto and is incorporated herein by reference.

                     Under the Berkadia Management LLC Operating Agreement (the "Operating Management Agreement"), filed as Exhibit 9 hereto and incorporated herein by reference, if Berkadia is entitled to, or has power to, elect or otherwise nominate or designate directors to the Company's Board of Directors, then Management shall elect, nominate or designate such directors. If the number of directors to be chosen by Berkadia is an even number, then each of Management's two members shall choose one-half of such persons. If the number is an odd number, the members shall unanimously agree on one director and one-half of the remaining directors shall be selected by each of Management's two members. The Operating Management Agreement also provides that except in the event of a liquidation of Berkadia, or as otherwise unanimously agreed by Management's members, the shares of Company Common Stock shall be transferred and delivered to, held directly by, and not distributed by, Berkadia. The Operating Management Agreement further provides that Finance is entitled to 50% of proceeds from the Company Common Stock, and WMAC is entitled to 50% (each being that member's "Stock Percentage"). Under the Operating Management Agreement, Management also agrees to vote the shares of Company Common Stock as required by the Voting Agreement and otherwise as is unanimously agreed by Management's members; provided that if the members cannot agree, then Management shall cause Berkadia to vote the shares of Company Common Stock in the manner directed by each member with respect to that number of Berkadia's shares of Company Common Stock as is in proportion to such Member's Stock Percentage. The Operating Management Agreement also provides that if a member or its affiliate desires to acquire additional securities or interests in bank loans of the Company or its affiliates, then the member or its affiliate may not proceed with such transaction unless the other member is afforded a reasonable opportunity to acquire one-half of such securities or interests in bank loans on the same terms (excluding New Senior Notes acquired by BF through the Tender Offer).

                     Other than as set forth above or otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to any securities of the Company (i) among the Beneficial Owners and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 above and (ii) between (a) the Beneficial Owners and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 above and (b) any other person, other than the agreements filed herewith as Exhibits 1-12.

Item 7.              Material to be Filed as Exhibits.
                     --------------------------------

                     1. Agreement among the Beneficial Owners with respect to the filing of this Schedule 13D.

                     2. The Third Amended and Restated Disclosure Statement with Respect to Joint Plan of Reorganization of Debtors Under Chapter 11 of the Bankruptcy Code, incorporated herein by reference to Exhibit 10.A to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on June 22, 2001.

                     3. Revised Technical Amendments to Third Amended and Restated Joint Plan of Reorganization, dated August 10, 2001, incorporated herein by reference to Exhibit 2.B to the Company's Current Report on Form 8-K filed with the SEC on August 27, 2001.

                     4. Loan Agreement, dated as of August 21, 2001, by and among Berkadia, Fleet Securities, Inc. as administrative agent and various lenders named therein, incorporated herein by reference to Exhibit 3 to the
Schedule 13D filed with the SEC on August 28, 2001 in respect of Company Common Stock by Berkshire Hathaway Inc. et al. (the "Berkshire Schedule 13D")

                     5. Leucadia National Corporation Guaranty to Fleet Securities, Inc., as administrative agent, and the lenders from time to time party to the Fleet Facility, dated as of August 21, 2001, incorporated herein by reference to Exhibit 4 to the Berkshire Schedule 13D.

                     6. Berkshire Hathaway Inc. Guaranty to Fleet Securities, Inc., as administrative agent, and the lenders from time to time party to the Fleet Facility, dated as of August 21, 2001, incorporated herein by reference to
Exhibit 5 to the Berkshire Schedule 13D.

                     7. Indenture, dated as of August 22, 2001, between the Company and The Bank of New York, as trustee, with respect to the Company's 7.5% Senior Secured Notes Maturing 2009 With Contingent Interest Due 2016, including the form of Senior Secured Note, incorporated herein by reference to Exhibit 10.B to the Company's Current Report on Form 8-K filed with the SEC on August 27, 2001.

                     8. Credit Agreement, dated as of August 21, 2001, by and between FNV Capital and Berkadia, incorporated herein by reference to Exhibit 10.A to the Company's Current Report on Form 8-K filed with the SEC on August 27, 2001.

                     9. Berkadia Management LLC Operating Agreement, dated August 21, 2001, by and between Finance and WMAC, incorporated herein by reference to Exhibit 8 to the Berkshire Schedule 13D.

                     10. Registration Rights Agreement, dated August 21, 2001, by and between Berkadia and the Company, incorporated herein by reference to
Exhibit 10.I to the Company's Current Report on Form 8-K filed with the SEC on August 27, 2001.

                     11. Voting Agreement, dated August 21, 2001, by and among Berkadia, Berkshire, Leucadia and the Company, incorporated herein by reference to Exhibit 10.J to the Company's Current Report on Form 8-K filed with the SEC on August 27, 2001.

                     12. First Amended and Restated Berkadia LLC Operating Agreement, dated August 21, 2001, by and among Member, WMAC and Management, incorporated herein by reference to Exhibit 11 to the Berkshire Schedule 13D.

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


           Dated: August 30, 2001


                                   BERKADIA LLC

                                   BY: /s/ Joseph A. Orlando
                                       -------------------------------------
                                       Title: Vice President



                                   BERKADIA MANAGEMENT LLC

                                   BY: /s/ Joseph A. Orlando
                                       -------------------------------------
                                       Title: Vice President



                                   WMAC INVESTORS, INC.

                                   BY: /s/ Joseph A. Orlando
                                       -------------------------------------
                                       Title: Vice President



                                   WMAC INVESTMENT CORPORATION

                                   BY: /s/ Joseph A. Orlando
                                       -------------------------------------
                                       Title: Vice President



                                   PHLCORP, INC.

                                   BY: /s/ Joseph A. Orlando
                                       -------------------------------------
                                       Title: Vice President



                                   LEUCADIA NATIONAL CORPORATION

                                   BY: /s/ Joseph A. Orlando
                                       -------------------------------------
                                       Title: Vice President

                                   SCHEDULE A

Directors and Executive Officers of WMAC II, WMAC, Phlcorp, Leucadia, Berkadia Management and Berkadia
------------------------------------------------------------------------------

Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of WMAC II, WMAC, Phlcorp, Leucadia, Berkadia Management and Berkadia. To the knowledge of the Beneficial Owner, each person listed below is a United States citizen.

                     For purposes of this Schedule A, WMAC II is "(a)", WMAC is "(b)", Phlcorp is "(c)", Leucadia is "(d)", Berkadia Management is "(e)" and Berkadia is "(f)".

                                             Director-                                          Principal Occupation or
Name and Business Address                    ships               Offices                        Employment
-------------------------                    ---------           -------                        -----------------------
Ian M. Cumming                               (a), (b) and (d)    Chairman of the Board of (d)   Chairman of the Board of (d)
c/o Leucadia National Corporation
529 E. South Temple
Salt Lake City, Utah  84102

Joseph S. Steinberg                          (a),(b) and (d)     President of (d)               President of (d)
c/o Leucadia National Corporation
315 Avenue South
New York, NY 10010

Paul M. Dougan                               (d)                 --                             President and Chief Executive
c/o Equity Oil Company                                                                          Officer of Equity Oil Company (a
10 West 300 South                                                                               company engaged in oil and gas
Salt Lake City, Utah  84102                                                                     exploration and production having
                                                                                                an office in Salt Lake City, Utah)

Lawrence D. Glaubinger                       (d)                 --                             Chairman of the Board of Stern &
c/o Stern & Stern                                                                               Stern Industries, Inc. (a company
Industries, Inc.                                                                                engaged in the manufacture and
708 Third Avenue                                                                                sale of textiles); President of
New York, N.Y.                                                                                  Lawrence Economic Consulting Inc.,
                                                                                                (a management consulting firm)

James E. Jordan                              (d)                 --                             Private investor
c/o The Jordan Company
767 Fifth Avenue
New York, N.Y.  10153


                                      A-1

                                             Director-                                          Principal Occupation or
Name and Business Address                    ships               Offices                        Employment
-------------------------                    ---------           -------                        -----------------------

Jesse Clyde Nichols, III                     (d)                 --                             Retired Investor
c/o Crimsco, Inc.
5001 E. 59th St.
Kansas City, Mo.  64130

Thomas E. Mara                               (c)                 Executive Vice President and   Executive Vice President and
c/o Leucadia National Corporation                                Treasurer of (d); Executive    Treasurer of (d)
315 Avenue South                                                 Vice President of (a);
New York, NY 10010                                               President of (c); Vice
                                                                 President of (e) and (f)

Joseph A. Orlando                            (a),(b),(c)         Vice President and Chief       Vice President and Chief Financial
c/o Leucadia National Corporation                                Financial Officer of (d);      Officer of (d)
315 Avenue South                                                 Vice President of (a), (b),
New York, NY 10010                                               (c), (e) and (f); Treasurer
                                                                 of (c)
Lawrence S. Hershfield                       --                  Vice President of (e) and (f)  President of Leucadia
c/o Leucadia National Corporation                                                               International Corporation, a
315 Avenue South                                                                                subsidiary of (d).
New York, NY 10010

Mark Hornstein                               (c)                 Vice President of (a), (b),    Vice President of (d)
c/o Leucadia National Corporation                                (c) and (d)
315 Avenue South
New York, NY 10010

Philip M. Cannella                           (a),(b)             Vice President and Treasurer   Vice President of (d)
c/o Leucadia National Corporation                                of (a) and (b); Vice
315 Avenue South                                                 President of (c) and (d)
New York, NY 10010

Barbara L. Lowenthal                         --                  Vice President of (a) and      Vice President and Comptroller of
c/o Leucadia National Corporation                                (b); Vice President and        (d)
315 Avenue South                                                 Comptroller of (d)
New York, NY 10010

H. E. Scruggs                                --                  Vice President of (d)          Vice President of (d)
c/o Leucadia National Corporation
315 Avenue South
New York, NY 10010


                                      A-2

                                             Director-                                          Principal Occupation or
Name and Business Address                    ships               Offices                        Employment
-------------------------                    ---------           -------                        -----------------------

Joseph Sartin                                --                  Vice President and Assistant   Accountant of (d)
c/o Leucadia National Corporation                                Secretary of (c)
315 Avenue South
New York, NY 10010

Jane Goldman                                 --                  Vice President of (c)          Assistant Comptroller of (d)
c/o Leucadia National Corporation
315 Avenue South
New York, NY 10010

Laura E. Ulbrandt                            --                  Secretary of (a), (b), (c)     Secretary of (d)
c/o Leucadia National Corporation                                and (d)
315 Avenue South
New York, NY 10010

Marc D. Hamburg                              --                  Vice President and Treasurer   Vice President and Treasurer of
c/o Berkshire Hathaway, Inc.                                     of Berkshire Hathaway Inc.;    Berkshire Hathaway Inc.
1440 Kiewit Plaza                                                President and Chief
Omaha, Nebraska 68131                                            Financial Officer of (e) and
                                                                 (f)
Mark D. Millard                              --                  Vice President of (e) and (f)  Director of Financial Assets of
c/o Berkshire Hathaway, Inc.                                                                    Berkshire.
1440 Kiewit Plaza
Omaha, Nebraska 68131
Daniel J. Jaksich                            --                  Vice President of (e) and (f)  Controller of Berkshire
c/o Berkshire Hathaway, Inc.
1440 Kiewit Plaza
Omaha, Nebraska 68131


                                    AGREEMENT

                     This will confirm the agreement by and among all the undersigned that the Schedule 13 D filed on or about this date with respect to the beneficial ownership of the undersigned of shares of the common stock of The FINOVA Group Inc. is being filed on behalf of each of the entities named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  August 30, 2001


                             BERKADIA LLC
                             BERKADIA MANAGEMENT LLC
                             WMAC INVESTORS, INC.
                             WMAC INVESTMENT CORPORATION
                             PHLCORP, INC.
                             LEUCADIA NATIONAL CORPORATION

                             /s/ Joseph A. Orlando
                             -------------------------------------------------
                             BY: Joseph A. Orlando
                             Title: Vice President of each of Berkadia, LLC,
                                    Berkadia Management LLC,
                                    WMAC Investment Corporation,
                                    WMAC Investors, Inc., Phlcorp, Inc.,
                                    Leucadia National Corporation




                                      A-4